SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)

		         Amendment No. 2


                   Electronic Systems Technology, Inc.

                          (NAME OF ISSUER)

                              Common Stock

                  (TITLE OF CLASS OF SECURITIES)

                            285848107

                          (CUSIP NUMBER)

                         Paul D. Sonkin
                 Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
                460 Park Avenue, 12th  Floor
                 New York, New York 10022

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                           May 31. 2005

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                      Page 2 of 15 Pages
------------------------                            ----------------------------



================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    585,352
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               585,352
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     585,352
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                      Page 3 of 15 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    585,352
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               585,352
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     585,352
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
================================================================================

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                      Page 4 of 15 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC
                    (f/k/a Morningside Capital,  LLC)

--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    585,352
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               585,352
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     585,352
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
================================================================================

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                      Page 5 of 15 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   303,334
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               303,334
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     303,334
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
================================================================================

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                      Page 6 of 15 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    223,826
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               223,826
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              223,826
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
================================================================================

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                      Page 7 of 15 Pages
------------------------                            ----------------------------
   1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Tarsier Nanocap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     61,192

  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                61,192

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      61,192

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
================================================================================

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                      Page 8 of 15 Pages
------------------------                            ----------------------------



  AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2, dated August 2, 2005 to Schedule 13D is filed by the Reporting Persons and amends the Schedule the 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on January 26, 2005 (the "Schedule 13D"),relating to the common Stock, $.001 par value (the "Common Stock") of ELECTRONIC SYSTEMS TECHNOLOGY, INC. a Washington Corporation.


Items 2, 3 and 5 are hereby amended and restated, as follows:



ITEM 2    IDENTITY AND BACKGROUND

          This  statement is being filed by Hummingbird  Management,  LLC (f/k/a
Morningside Value Investors, LLC), a   Delaware limited liabilitycompany
("Hummingbird"), whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") , to The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund") and to The Tarsier Nanocap Value Fund, L.P. (the Tarsier Fund"), and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund, and Tarsier Fund.
Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3"), to be the beneficial owner of the Shares owned by HVF, Microcap Fund, and Tarsier
Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, LLC (f/k/a Morningside Capital, LLC), a Delaware limited liability company ("HC", and together with Hummingbird, HVF, Microcap Fund, Tarsier Fund, and Mr. Sonkin, the "Reporting Persons"), the general partner of each of HVF, Microcap Fund, and Tarsier Fund.

          Both HVF, Microcap Fund, and Tarsier Fund are Delaware limited partnerships whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York, 10022 and whose principal business is investing in securities in order to achieve its investment objectives.

          Mr. Sonkin is a citizen of the United States and HC is a Delaware limited liability company. The principal business of Mr. Sonkin is acting a managing member of each of Hummingbird and HC. The principal business of HC isacting as general partner of each of HVF, Microcap Fund, and Tarsier Fund. The principal office address of each of Mr. Sonkin and HC is 460 Park Avenue, 12th Floor, New York, New York 10022.

          During the past five years none of Hummingbird, HVF, Microcap Fund, Tarsier Fund, Mr. Sonkin or HC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatingactivities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                      Page 9 of 15 Pages
------------------------                            ----------------------------



ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of August 1, 2005, Hummingbird has caused HVF, Microcap Fund, and Tarsier Fund to invest approximately $194,898, $147,960, and $46,290, respectively, in the Shares of the Issuer using their working capital.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of HVF, Microcap Fund, and Tarsier
Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Tarsier Fund, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 585,352 Shares representing approximately 11.4% of the outstanding shares of the Issuer (based upon 5,148,667 shares of Common Stock outstanding as of May 12, 2005 as reported on Form 10-QSB for the period ended March 31, 2005.) Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.

      Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be may be deemed to be the beneficial owner of 585,352 Shares representing approximately 11.4% of the outstanding shares of the Issuer (based upon 5,148,667 shares of Common Stock outstanding as of May 12, 2005 as reported on Form 10-QSB for the period ended March 31, 2005.) Mr. Sonkin disclaimsany economic interest or beneficial ownership of the Shares covered by this Statement.

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                     Page 10 of 15 Pages
------------------------                            ----------------------------

          HC, as the general partner of each of HVF, Microcap Fund, and Tarsier Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Tarsier Fund, for purposes of Rule 13d-3 under the Securities Exchange
Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 585,352 Shares representing approximately 11.4% of the outstanding shares of the Issuer (based upon 5,148,667 shares of Common Stock outstanding as of May 12, 2005 as reported on Form 10-QSB for the period ended March 31, 2005.) HC disclaims anybeneficial ownership of the Shares covered by this Statement.

          HVF is the beneficial owner of 303,334 Shares or 11.4% of the outstanding shares of the Issuer.

          Microcap Fund is the beneficial owner of 223,826 Shares or 4.3% of the outstanding shares of the Issuer.

	  Tarsier Fund is the beneficial owner of 531,224 Shares or 1.2% of the outstanding shares of the Issuer.


          (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
7/18/2005	open market purchase		2,000	 	0.73
7/26/2005	open market purchase		3,500		0.73
7/27/2005	open market purchase		5,200		0.73



------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                     Page 11 of 15 Pages
------------------------                            ----------------------------


          Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                     NUMBER OF

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
5/31/2005	open market purchase		3,250	  	0.76
7/18/2005	open market purchase		2,000		0.73
7/26/2005	open market purchase		3,500		0.73
7/27/2005	open market purchase		5,200		0.73


------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                     Page 12 of 15 Pages
------------------------                            ----------------------------

	Hummingbird caused the Tarsier Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                     NUMBER OF

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
6/16/2005	open market purchase		27,971		0.7572
7/18/2005	open market purchase		1,000		0.73
7/20/2005	open market purchase		10,750		0.73
7/26/2005	open market purchase		3,000		0.73




           (d)         Inapplicable.

           (e)         Inapplicable.

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                     Page 13 of 15 Pages
------------------------                            ----------------------------


ITEM 6   Inapplicable

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         1 Joint Filing Agreement dated May 31, 2005 by and among Hummingbird Management, LLC (f/ka Morningside Value Investors,
                 LLC), Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., Tarsier Nanocap Value Fund, L.P, Hummingbird Capital, LLC (f/k/a Morningside Capital, LLC) and Paul Sonkin.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: August 2, 2005             HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                     Page 14 of 15 Pages
------------------------                            ----------------------------


                                 Tarsier Nanocap Value
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   HUMMINGBIRD CAPITAL, LLC
                                   (f/k/a Morningside Capital, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin

------------------------                            ----------------------------
CUSIP No. 285848107                13D/A                     Page 15 of 15 Pages
------------------------                            ----------------------------



                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 31, 2005 (including amendments thereto) with respect to the Common Stock of Electronic Systems Technology, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 2, 2005              HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   TARSIER NANOCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   HUMMINGBIRD CAPITAL, LLC
                                   (f/k/a Morningside Capital, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member